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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _______) *

Interactive Motorsports & Entertainment Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45839 P 10 6

(CUSIP Number)

Vikki C. Cook, 7701 Iguana Drive, Sarasota, FL  34241

 (Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 11, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (11-02)	Persons who potentially are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.  45839 P 10 6

(1)

Names of Reporting Persons.  Vikki C. Cook

I.R.S. Identification Nos. of above persons (entities only).

(2)

Check the Appropriate Box if a Member of a Group

(a) [  ]

(b) [  ]

(3)

SEC Use Only

(4)

Source of Funds  PF

(5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e)  [   ]

(6)

Citizenship or Place of Organization   United States

Number of

(7)

Sole Voting Power   16,226,468

Shares Beneficially

Owned by Each

Reporting Person

(8)

Shared Voting Power    0

With

(9)

Sole Dispositive Power

  16,226,468

(10)

Shared Dispositive Power    0

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person:   16,226,468

(12)

Check if the Aggregate Amount in Row (11) Excludes Certain Shares                    [   ]

(13)

Percent of Class Represented by Amount in Row (11):    21.84%

(14)

Type of Reporting Person:  IN

CUSIP No.  45839 P 10 6

Item 1. Security and Issuer:

Class of  securities:  Common Stock, par value $.0001 per share

Issuer:   Interactive Motorsports & Entertainment Corp.

Principal Executive Offices:

5634 West 73rd Street

Indianapolis, Indiana  46278

Item 2. Identity and Background

a)  Name of Person Filing:

Vikki C. Cook

b)  Address:

7701 Iguana Drive

Sarasota, Florida 34241

c)  Principal occupation:

Private investor

d)  During the last five years, the filing person has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

e)  During the last five years, the filing person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to , federal or state securities laws or finding any violation with respect to such laws.

f)  Citizenship:

United States of America

Item 3. Source and Amount of Funds or Other Consideration

The securities were acquired with funds of the filing person.

Item 4. Purpose of Transaction

The securities were acquired for investment purposes.

CUSIP No.  45839 P 10 6

Item 5. Interest in Securities of the Issuer

(a)

Aggregate number and 0percentage of the class of securities identified in Item 1:

16,226,468

21.84%

(b)

The number of shares as to which the filing person has the sole power to vote:

16,226,468

       (c)

Transactions in the securities during the past sixty (60) days:

On January 19, 2004, the filing person acquired 11,363,640 shares of the Issuer’s common stock upon exercise of conversion rights associated with 2,272,728 shares of the Issuer’s convertible preferred stock.   Each shares of convertible preferred stock was convertible into five shares of common stock.

On March 11, 2004, the filing person disposed of 863,640 shares of the Issuers common in consideration of services rendered by another party.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7. Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 21, 2005

Signature:

/s/   Vikki Cook